
a2a
energie in comune


10015747

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)


SEC MAIL PROCESSING
RECEIVED
MAY 19 2010
WASH, D.C.
193
SECTION

BY COURIER

May 14, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

dlj 5/24

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod.5986127 - 5.2009


a2a
energie in comune

PRESS RELEASE

Milan, 14 May 2010 – As required by law, it is hereby made known that starting from today the Report of the Supervisory Board to the Shareholders' Meeting pursuant to article 153 of Legislative Decree no. 58/1998 is available to members of the public and is available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu